www.linkedin.com/in/eren-canarslan (LinkedIn)

Eren Alan Canarslan

Co-Founder & CEO at Olympian Motors (We're Hiring)
New York, New York, United States

Experience

Olympian Motors
Co-Founder, CEO & Chief Engineer
2021 - Present (3 years)
New York, United States

Olympian Motors is manufacturing electric vehicles in New York.

We engineered a disruptive modular vehicle & drivetrain system (MVDS) to reinvent outdated automotive manufacturing in the United States.

We are bringing agility, speed and cost-efficiency back to the car industry.

+ Modular vehicle & drivetrain (MVDS) to produce electric vehicles rapidly and cost-efficiently
+ Targeting 80% reduction in tooling & labor expenses and ~50% faster production lead time
+ Game-changing battery efficiency rates in urban areas, powered by t-prismatic LFP.
+ Simplified in-vehicle media/navigation system. Removing dependency to display screens.
+ Inspired by nature: Steel, wood, recycled and carbon-sequestered components
+ Pending traffic approval from NHTSA (For test-drives, please contact us on our website)

Electric. Modular. Aesthetic.

Qualcomm
Strategy & New Ventures
2019 - 2022 (3 years)
California, United States

Primary Focus Areas:

+ Autonomous Driving

+ Car-to-Cloud and Digital Chassis

+ Infotainment

+ Augmented/Virtual Reality

+ 5G & Satellite Connectivity

Tekfen Ventures
Venture Capital
2018 - 2019 (1 year)
New York, United States

+ Early-stage fund investing across industrial tech, robotics, AI/ML and cybersecurity.

Ford Motor Company
Electrical Engineer – Diagnostics
2010 - 2011 (1 year)

Architecture & Software Platform Group for Ford Cargo Trucks
+ OTA Development for engine control module, connectivity, telematics and multimedia modules
+ ConnecTruck: Development of Ford Cargo Trucks' remote diagnostic and connectivity platform

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Education

Columbia Business School
Master of Business Administration - MBA, Class of 2019

Y Combinator